Fort Lauderdale Jacksonville Los Angeles Madison Miami New York Orlando Tallahassee Tampa Tysons Corner Washington, DC West Palm Beach	One Southeast Third Avenue 25th Floor Miami, Florida 33131-1714 www.akerman.com 305 374 5600 tel 305 374 5095 fax Bradley D. Houser 305 982 5658 bradley.houser@akerman.com
November 1, 2007
Mr. John Reynolds
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3561
Washington, D.C. 20549

Re:	Ideation Acquisition Corp.
Amendment No. 2 to Registration Statement on Form S-1
Filed on September 28, 2007
File No. 333-144218
Dear Mr. Reynolds:
     On behalf of Ideation Acquisition Corp. (the “Company”), we hereby respond to the Commission Staff’s comment letter dated October 16, 2007 regarding the Company’s Amendment No. 2 to its Registration Statement on Form S-1 filed on September 28, 2007. Please note that the Company is simultaneously filing Amendment No. 3 to incorporate the Company’s responses.
     Please note that for the Staff’s convenience, we have recited the Staff’s comment in boldface type and provided the Company’s response to the comment immediately thereafter.
General
1.	We have reviewed your responses to comments three and sixteen of our letter dated September 18, 2007, we reissue both comments in part. The company discloses that it may owe pre-existing fiduciary duties to various entities affiliated with management. The following entities are discussed on pages 71 and 72:

Peregrine VC Investments II, The Florida Value Fund LLLP, Calex Equity Partners, LP, The Frost Group, Opko Health, Inc., Fried Films, and Myspace.com,

On page 71, the company states that “we do not expect to compete with any of those funds in our search ”Please explain the basis for this statement. Based on the disclosures on pages 71 and 72, it is unclear if these companies would seek or hold investments in the digital media sector that would interest the company. Please provide sufficient information regarding the entities above and their acquisition criteria, if any, to determine the likelihood that an investment opportunity may not be presented to the company because of these pre-existing fiduciary duties.
The Company has revised the disclosure on pages 71 and 72 in response to this comment.

2.	We note your response to comment four of our letter dated September 18, 2007, and we reissue in part our prior comment. If the company is able to seek or consummate a business outside of the digital media sector, all discussions involving the advantages and risks of the digital media sector would be irrelevant. Please clearly qualify all disclosure concerning the advantages and risks of the digital media sector with clear language that such analysis or discussion would be irrelevant should the company consummate a business combination outside of its initial focus. See pages 1-2, 34, and 49.

The Company has revised the disclosure on pages 2, 34 and 49 in response to this comment.

3.	On page 49, the company revised the registration statement to state that it would expect to “focus [its] search solely on businesses in the digital media sector.” Please clarify this statement, particularly the meaning of “focus [its] search solely...” If the company exclusively focuses its search within the digital media sector, please explain how it would discover opportunities in other industries or sectors. For instance, does the statement above mean that the company will primarily direct its search efforts toward the digital media sector, but would be open to hear opportunities in other industries from finders, consultants, etc.? If so, please revise the registration statement in the appropriate places accordingly.

As discussed, the Company has revised the disclosure referenced above by deleting the term “solely.”
Summary, page 1
4.	We note your response to comment six of our letter dated September 18, 2007, and we reissue in part our prior comment. Please clarify what “we intend to focus our search initially” means, as it relates to seeking a domestic or international business. Is there any criterion for the company to abandon its domestic search to seek international businesses? Does the word “initially” impose any time limits for a search for domestic businesses before seeking international businesses?

The Company has revised the disclosure on pages 1, 20, 44 and 47 in response to this comment.

Private Placement Warrants, page 3
5.	Please tell us how you plan to value and account for the private placement warrants that will be sold to your officers and directors. Revise your disclosures to state whether you believe that the sale of the private placement warrants will result in share-based compensation expense, along with the major assumptions supporting your conclusion. We may have additional comments after reviewing your response.

The Company believes that the warrants to be sold in the private placement to management for $1.00 per warrant will not result in a compensation expense because the $1.00 sales price will equal at least the fair value of the warrants. The Company calculated the fair value of the warrants largely taking into consideration the trading history of warrants of similar-type transactions (subsequent to the separation of the components to the units) and to a smaller extent various features applicable to the private placement warrants that support the $1.00 purchase price per warrant. In determining the market value of the private placement warrants, the Company analyzed a sample of 25 similar-type transactions consummated during 2007 (see Exhibit A hereto) and in doing so reviewed the trading price of the public warrants. Such companies had (i) an initial public offering price of $8.00 per unit, (ii) units that were each comprised of one share and one warrant, (iii) a warrant exercise price of $6.00 per share and (iv) a warrant term of four years. The average trading price on the first day of trading following separation of the units for public warrants of such similarly-structured special purpose acquisition companies is $0.89. Accordingly, the Company believes that the Company’s public warrants could be reasonably valued at $1.00 or less. The actual fair value of the private placement warrants and any stock-based compensation expense will be determined on the date of issuance.

In addition, it should also be recognized in determining the fair value of the private placement warrants that one must consider certain features that actually support the application of a discount to fair market value. Neither these warrants, nor the underlying shares of common stock, are transferable until consummation of a business combination and they cannot be transferred in the public market unless registered under the Securities Act of 1933, as amended (“Act”). This is in contrast to the public warrants, which are transferable by the holders immediately upon separation of the units, the result of which is that such holders will have the opportunity to trade such warrants in the public market prior to the consummation of the business combination and realize a profit during such period, which the holders of the private placement warrants will not have. The illiquid insider warrants are not worth more than the publicly registered warrants.

Accordingly, we have added disclosure to pages F-9 and F-10 that the Company believes it will not record stock-based compensation expense upon the sale of the private placement warrants.

Risk Factors, page 15
6.	We note your response to comment eleven of our letter dated September 18, 2007, regarding initial stockholders purchasing additional units or common stock and your disclosure on page 29 that,
“In addition, such purchases may be made from public stockholders that have indicated their intention to vote against the business combination Accordingly, purchases by our initial stockholders ... could result in a business combination being approved that may not have otherwise been approved ... ”
It appears that this risk is a separate risk than the other disclosure in the narrative. Please revise to separate into an additional risk factor or advise. In addition, please briefly discuss this disclosure in the summary.

The Company has added disclosure on page 9 and a new risk factor on page 29 in response to this comment.
     We look forward to hearing from you regarding Amendment No. 3 to the Registration Statement. If you have any questions, please call me at (305) 982-5658.
Sincerely,
/s/ Bradley D. Houser
Bradley D. Houser

cc:	Robert N. Fried President and Chief Executive Officer Ideation Acquisition Corp.

Exhibit A
SPACs with $8.00 Unit/1 Warrant Structure that Priced in 2007

		Warrant Price on
	Company	First Day*:
1	Advanced Technology Acq.	$0.78
2	Alyst Acquistion	$0.82
3	Apex Bioventures	$0.80
4	Arcade Acquisition	$0.90
5	Churchill Ventures	$0.65
6	Columbus Acquisition	$0.85
7	Hyde Park Acq.	$1.45
8	Information Services Group	$0.75
9	Interamerican Acq.	$1.10
10	KBL Healthcare III	$0.75
11	MBF Healthcare	$0.90
12	Media & Entmt Holdings	$0.83
13	Oceanaut	$0.61
14	Santa Monica Media	$0.64
15	Stoneleigh Partners	$0.92
16	Symmetry Hldgs	$0.90
17	Tailwind Finl	$0.85
18	Trans-India Acquisition	$0.79
19	Transtech Svcs Partners	$0.95
20	Union Street Acq	$0.67
21	Vantage Energy Services	$0.91
22	Vector Intersect Sec Acq	$1.02
23	China Fortune Acq	$1.05
24	Chinagrowth North Acq	$1.13
25	Chinagrowth South Acq	$1.13

Summary
# Deals in the Dataset:	25
Average First Day Price:	$0.89
Median First Day Price:	$0.85

Source: Factset, as of October 17, 2007. Data includes all 25 SPACs that priced in 2007 with a $8.00 unit and 1 warrant structure.

*	Based on the warrant closing price on the first day of trading for warrants.